FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and address of Company:

Leading Brands, Inc.
Suite 1800 – 1500 West Georgia Street
Vancouver BC V6G 2Z6

Item 2.	Date of Material Change:

December 8, 2009

Item 3.	News Release:

A news release announcing the material change was issued on December 8, 2009 for Canadian and U.S. distribution through GlobeNewswire.

Item 4.	Summary of Material Change:

The Company announced that it had received a favorable NASDAQ decision.

Item 5.	Full Description of Material Change:

The Company announced that it received a NASDAQ Hearing Panel decision on December 8, 2009 advising that the Company had been granted an extension until March 29, 2010 to regain compliance with the minimum $1.00 bid price requirement. The Company’s common shares will continue trading on The NASDAQ Capital Market pending its compliance with that requirement.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable

Item 7	Omitted Information:

Not applicable

Item 8	Executive Officer:

Ralph D. McRae, Chief Executive Officer
(604) 685-5200 (Ext. 238)

Item 9.	Date of Report:

December 8, 2009